

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

By U.S. Mail and Facsimile to: (414) 765-7899

Mark F. Furlong
President and Chief Executive Officer
Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, WI 53202

      Re: **Marshall & Ilsley Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Form 10-Q for Fiscal Quarter Ended June 30, 2010
              File No. 001-33488

Dear Mr. Furlong:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Michael C. Volley
                      Staff Accountant